

November 1, 2013

Via E-mail
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 19, 2013**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your letter dated September 13, 2013, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 29, 2013.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Income Tax Expense, page 62

1.   We note your response to prior comment 2. Since the effects of different income tax rates in other jurisdictions is mainly due to your investment holding companies that are incorporated and operated in Hong Kong and Cayman Islands, please revise your line item description to indicate that the effect represents tax-exempt status in other jurisdictions.

Liquidity and Capital Resources, page 64

2.   We note your response to prior comment 4. Since a reader will not know that there is not a material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in financial statements as noted in your response, please revise future filings to provide this analysis.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief